

WanderLinger Brewing Company

"Wander On, Linger Often"

Chattanooga, TN

Current Environment & Needs

- Current Environment
  - Taproom revenue down 20% YTD due to Covid restrictions
  - Wholesale sales up 46% YTD with addition of canned products
- Our Needs
  - Expand production & distribution to increase package sales
  - Expand taproom attendance as restrictions are lifted
  - Expand canning options and decrease cost with purchase of canning line

Chattanooga Market

- Chattanooga Population: 560,000
- Chattanooga Median Household Income: $52,000
- Job market increase expected at 44.5% over next 10 years
- Tourism contributes $1 Billion to Chattanooga economy yearly
- 8 new hotels slated for 2020-21 in the downtown area
- New condos, apartments and restaurants in the Southside area
- Home to Chattanooga Lookouts, Chattanooga FC, Chattanooga Redwolves
- University of Tennessee Chattanooga Campus

Our Solutions



Expand pilot system, add tank capacity, barrel aging program to drive beer centric interest



Expand canning options with canning line & distribution agreement



Improvements to customer facing space – patio/stage/taproom

Goals and plans

2019

Opened doors and created great brand identity with exceptionally well-made flagship beers. Created thriving music scene and solid base of outside sales with 70 bars carrying our product.

2020

Expand capability and sales of cans externally in the market and improve environment to drive traffic to taproom. Profitability of taproom is 6x that of external sales.

2021

Continue to increase external sales on heals of taproom success and expand reach into neighboring counties and states. With long term vision of a new production facility

2021 Projections

1) 2021 Taproom Sales Goal: $500,000

2) 2021 External Sales Goal: $450,000

3) Total 2021 Sales Goal: $950,000

4) YTD as of 12/31/2020 $421k total revenue

The Team



Chris Dial
Former regional manager with 15 years of business management and sales experience



Mike Dial
Head brewer and taproom manager with 10 years of brewing experience and restaurant experience.



Jarrod Szydlowski
Brewer & Cellar Manager 5-years professional brewing experience in CO prior to moving to TN

Financials



Revenue vs Profits



Production

Marketing Strategy

- Taproom Growth
  - Hire Front of House Manager
  - Patio & Outdoor seating
  - Live music bookings
  - Increase specialty beer releases
  - Event bookings & rentals

- Offsite Growth
  - Hire Full Time Salesperson
  - Festivals & Events
  - Collaboration Brews with other breweries
  - Distribution Agreement

Use of Funds - $150k

1) Canning line $100,000

2) Kegs $15,000

3) Supplies $15,000

4) Improvements/enhancements $15,000

Market Segments



- Canning line
- Kegs
- Supplies
- Improvements

70%

10%

10%

10%